December 22, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 65/69 to the Registration Statement on Form N-1A (File Nos. 333-129342, 811-21829)

Ladies and Gentlemen:

Attached hereto for filing on behalf of BBH Trust (the “Trust”) pursuant to: (1) the Securities Act of 1933, as amended, and Rule 485(a)(1) thereunder; (2) the Investment Company Act of 1940, as amended (the “1940 Act”); and (3) Rule 101(a) of Regulation S-T, is post-effective amendment No. 65 (amendment No. 69 under the 1940 Act) to the Trust’s registration statement on Form N-1A (the “Amendment”).

The purpose of the Amendment is to present material changes to the prospectus and statement of additional information for the BBH International Equity Fund (the “Fund”), for the fiscal year ended October 31, 2016. These changes relate the Fund’s transition to a new sub-adviser, effective on or about February 24, 2017, and related changes to the Fund’s Principal Investment Strategies. Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on February 24, 2017.

If you have any questions or comments concerning the Amendment, please contact me at (617) 772-1616.

Very truly yours,

/s/ Suzan M. Barron__

Suzan M. Barron

Secretary

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